SEC File No. 70-10122



                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549



                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS



                                FirstEnergy Corp.

------------------------------------
                                     :
In the matter of                     :
FirstEnergy Corp.                    :        Certificate Pursuant
                                     :        to Rule 24 of Partial
                                     :        Completion of
                                     :        Transactions
                                     :
SEC File No. 70-10122                :
(Public Utility Holding Company Act  :
of 1935)                             :
------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

     The undersigned, FirstEnergy Corp. (FirstEnergy) hereby certifies pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Applications, as filed in SEC File No. 70-10122 have been carried out in accordance with the Commission's Orders dated June 30, 2003 as follows:

1. Balance Sheets and Income Statements for the FirstEnergy Nonutility Holding Company and its consolidated Subsidiaries for the quarter ended June 30, 2004 are attached as following exhibits:

     Exhibit
     -------
     1-1 Consolidated Balance Sheet and Income Statement of FirstEnergy Ventures Corp.
     1-2 Consolidated Balance Sheet and Income Statement of FirstEnergy Facilities Services Group, LLC.
     1-3 Balance Sheet and Income Statement of OES Ventures, Inc. - filed pursuant to request for confidential treatment.
     1-4 Balance Sheet and Income Statement of Centerior Communications Holdings, Inc. - filed pursuant to request for confidential treatment.
     1-5 Consolidated Balance Sheet and Income Statement of E-L Enterprises, Inc. - filed pursuant to request for confidential treatment.
     1-6  Consolidated Balance Sheet and Income Statement of MARBEL HoldCo, Inc.
          - filed pursuant to request for confidential treatment.

     Balance Sheet and Income Statement of GPU Diversified Holdings LLC are reported on Form U-9C-3.

2. During the period April 1, 2004 through June 30, 2004, there was no Development Activity. Investments made during the second quarter 2004 are as follows:

     Category                                      Investment
     --------                                      -------------
                                                 (In Thousands $)

     Energy Related Company                         $   882
     Exempt Wholesale Generators                    $16,032*
     Financing Subsidiaries                         $53,309

    * Non cash goodwill adjustment relating to income tax reserves.

3. During the second quarter of 2004, there were no guarantees made on behalf of other direct or indirect Subsidiaries of the FirstEnergy Nonutility Holding Companies.

4. During the second quarter of 2004, there were no services obtained by the FirstEnergy Nonutility Holding Companies, or any direct or indirect Subsidiary of the Nonutility Holding Companies from the Utility Subsidiaries.

5. A chart of the nonutility businesses, financing subsidiaries and nonsystem securities in which FirstEnergy and its subsidiaries are engaged in or have investments in of 10% or greater are identified below:


                                                                                 Type of
                                                                                 Type of
Name of Company                                                                 Subsidiary           % Ownership
---------------                                                                 ----------           -----------
American Transmission Systems, Incorporated (ATSI)                                  US                   100
Centerior Service Company (Inactive)                                                                     100
FE Acquisition Corp. (Inactive)                                                     NUHC                 100
    Mid-Atlantic Energy Development Co. (Inactive)                                                       100
FE Holdings, L.L.C. (Inactive)                                                                             -
FELHC, Inc.                                                                         ERC                  100
First Communications, LLC                                                           ETC                  65
FirstEnergy Facilities Services Group, LLC (FEFSG)                                  NUHC                 100
    Dunbar Mechanical, Inc.                                                         ERC                  100
    Edwards Electrical & Mechanical, Inc.                                           ERC                  100
    Elliott-Lewis Corporation                                                       ERC                  100
       A.A. Duckett, Inc. ERC 100 E-L Enterprises, Inc. NUHC 100
         Modern Air Conditioning, Inc.                                              ERC                  100
           Airdex Air Conditioning Corporation                                      ERC                  100
         R.L. Anderson, Inc. ERC 100 Sautter Crane Rental, Inc. ERC 100
    The Hattenbach Company                                                          ERC                  100
    L.H. Cranston and Sons, Inc.                                                    ERC                  100
    Roth Bros., Inc.                                                                ERC                  100
    R.P.C. Mechanical, Inc.                                                         ERC                  100
    Spectrum Controls Systems                                                       ERC                  100
FirstEnergy Nuclear Operating Company (FENOC)                                       ERC                  100
FirstEnergy Properties, Inc. (FirstEnergy Properties)                               RES                  100
    BSG Properties, Inc.                                                            RES                  100
FirstEnergy Securities Transfer Company                                             FS                   100
FirstEnergy Service Company (FECO)                                                  ERC                  100
FirstEnergy Solutions Corp. (FES)                                                   ERC                  100
    FirstEnergy Generation Corp. (GenCo)                                            EWG                  100
    FirstEnergy Engineering, Inc.                                                   ERC                  100
FirstEnergy Telecom Services, Inc.                                                  ETC                  100
FirstEnergy Ventures Corp. (FirstEnergy Ventures)                                   NUHC                 100
    Bay Shore Power Company                                                         ERC                  100
    Centerior Communications Holdings, Inc.                                         NUHC                 100
       Fiber Venture Equity, Inc.                                                   ETC                  100
       AFN Finance Company No. 3, LLC                                               ETC                  100
    Centerior Energy Services, Inc.                                                 ERC                  100
    Centerior Power Enterprises, Inc.                                                                    100
    Engineered Processes, Ltd.                                                      ERC                  50
    Eastroc Technologies, LLC                                                       ERC                  50
    FirstEnergy Telecommunications Corp.                                            ETC                  100
    Warrenton River Terminal, Ltd.                                                  ERC                  100

                                       2



                                                                                 Type of
Name of Company                                                                 Subsidiary           % Ownership
---------------                                                                 ----------           -----------

GPU Capital, Inc. (GPU Capital)                                                     FUCO                 100
    GPU Electric, Inc. (GPU Electric)                                               FUCO                 100
      GPU Argentina Services S.R.L.                                                 FUCO                 100
      EI UK Holdings, Inc.                                                          FUCO                 100
        Aquila Sterling Holdings LLC                                                FUCO                 20.1*
GPU Diversified Holdings LLC (GPUDH)                                                NUHC                 100
    GPU Solar, Inc.                                                                 ERC                  50
    GPU EnerTech Holdings, Inc.                                                     ERC                  100
    GPU Distributed Power, Inc.                                                     ERC                  100
GPU Nuclear, Inc. (GPUN)                                                            ERC                  100
    Private Fuel Storage LLC                                                        ERC                  10.1
GPU Power, Inc. (GPU Power)                                                         EWG                  100
    EI Canada Holding Limited                                                       EWG                  100
      EI Services Canada Limited                                                    EWG                  100
      EI Brooklyn Power Limited                                                     EWG                  100
        EI Brooklyn Investments Limited                                             EWG                  100
    International Power Advisors, Inc.                                              EWG                  100
    Syracuse Orange Partners LP                                                     EWG                    -
Jersey Central Power & Light Company (JCP&L)                                        US                   100
    JCP&L Transition Funding LLC                                                    FS                   100
    JCP&L Transition Funding II LLC                                                 FS                   100
    Saxton Nuclear Experimental Corporation                                         ERC                  44
MARBEL Energy Corporation (MARBEL)                                                  ERC                  100
    Marbel HoldCo, Inc.                                                             NUHC                 100
Metropolitan Edison Company (Met-Ed)                                                US                   100
    MetEd Funding LLC                                                               FS                   100
    Met-Ed Preferred Capital II, Inc.                                               FS                   100
      Met-Ed Capital II, L.P.                                                       FS                   100
        Met-Ed Capital Trust                                                        FS                   100
    Saxton Nuclear Experimental Corporation                                         ERC                  32
    York Haven Power Company                                                        US                   100
MYR Group Inc. (MYR)                                                                ERC                  100
    The L. E. Myers Company                                                         ERC                  100
    Hawkeye Construction, Inc.                                                      ERC                  100
    MYRcom, Inc.                                                                    ERC                  100
    MYRpower, Inc.                                                                  ERC                  100
    Great Southwestern Construction, Inc.                                           ERC                  100
    Harlan Electric Company                                                         ERC                  100
      Sturgeon Electric Company, Inc.                                               ERC                  100
      ComTel Technology, Inc.                                                       ERC                  100
    Power Piping Company                                                            ERC                  100
    D.W.Close Company, Inc.                                                         ERC                  100
Pennsylvania Electric Company (Penelec)                                             US                   100
    Nineveh Water Company                                                           ERC                  100
    Penelec Funding LLC                                                             FS                   100
    Penelec Preferred Capital II, Inc.                                              FS                   100
      Penelec Capital II, L.P.                                                      FS                   100
        Penelec Capital Trust                                                       FS                   100
    Saxton Nuclear Experimental Corporation                                         ERC                  24
    The Waverly Electric Light and Power Company                                    US                   100

                                       3



                                                                                  Type of
Name of Company                                                                  Subsidiary          % Ownership
---------------                                                                  ----------          -----------


Ohio Edison Company (OE)                                                            US                   100
    OES Capital, Inc.                                                               FS                   100
    OES Finance, Inc.                                                               FS                   100
    OES Nuclear, Inc.                                                               FS                   100
    OES Ventures, Inc.                                                              NUHC                 100
    Ohio Edison Financing Trust                                                     FS                   100
    Ohio Edison Financing Trust II (Inactive)                                       FS                   100
    Pennsylvania Power Company (Penn)                                               US                   100
         Penn Power Funding LLC                                                     FS                   100
    McDonald Corporate Tax Credit Fund Limited Partnership                          RES                  12.37
    McDonald Ohio Tax Credit Fund-1996 Limited Partnership                          RES                  42.13
    McDonald Ohio Tax Credit Fund-1998 Limited Partnership                          RES                  30.94
    Apollo Tax Credit Fund III, L.P.                                                RES                  33.33
    Apollo Tax Credit Fund IX, L.P.                                                 RES                  99.99
    Boston Capital Corporate Tax Credit Fund X, L.P.                                RES                  10.93
    Boston Capital Corporate Tax Credit Fund XIV, L.P.                              RES                  14
    Boston Capital Corporate Tax Credit Fund XVII, L.P.                             RES                  11.64
    Marion Senior Housing Limited Partnership                                       RES                  29.21
The Cleveland Electric Illuminating Company (CEI)                                   US                   100
    Cleveland Electric Financing Trust I                                            FS                   100
    Centerior Funding Corporation                                                   FS                   100
    The Toledo Edison Capital Corporation                                           FS                   10
The Toledo Edison Company (TE)                                                      US                   100
    The Toledo Edison Capital Corporation                                           FS                   90
AFN Finance Company No. 1, LLC                                                      ETC                  100
Kinetic Ventures I, LLC                                                             ERC                  11.11
Kinetic Ventures II, LLC                                                            ERC                  14.28
PowerSpan Corp.                                                                     ERC                  18.63
UMICO Holdings, Inc. (Inactive)                                                                          36

* EI UK Holdings, Inc. owns 50% voting (20.1% economic) interest in Aquila Sterling Holding LLC.

ERC      -      Energy Related Activity
ETC      -      Exempt Telecommunications Company
EWG      -      Exempt Wholesale Generator
FS       -      Financing Subsidiary
FUCO     -      Foreign Utility Company
NUHC     -      Nonutility Holding Company
RES      -      Real Estate
US       -      Utility Subsidiary


6. During the second quarter of 2004, there were no securities (including guarantees) issued by the FirstEnergy Nonutility Holding Companies and each Non-Exempt Subsidiary pursuant to Rule 52 or Rule 45(b), as applicable.

7. During the second quarter of 2004, there were no Anticipatory Hedge transactions entered into by any FirstEnergy Nonutility Holding Company, or any direct or indirect Non-Exempt Subsidiary of the Nonutility Holding Company.

                                    SIGNATURE


     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                                                      FIRSTENERGY CORP.



August 24, 2004
                                     By:          /s/ Harvey L. Wagner
                                           -------------------------------------
                                                      Harvey L. Wagner
                                                Vice President, Controller
                                               and Chief Accounting Officer
                                               (Principal Accounting Officer)

                                       5